UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM
6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
27 July
2022
Commission File Number
1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035
,
STAVANGER
,
NO
RWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F

or Form 40-F:
Form 20-F X

Form 40-F
Indicate by check mark if the registrant is submitting

the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):_____
Indicate by check mark if the registrant is submitting

the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):_____
This Report on Form 6-K contains a report of

the second quarter 2022 results of Equinor ASA.

Equinor second quarter 2022

2
Equinor second quarter 2022
Equinor delivered adjusted earnings* of USD 17.6 billion and USD 5.00 billion after tax in the second quarter of 2022. Net operating income was USD 17.7 billion and the net income was reported at USD 6.76 billion.
Strategic and industrial developments:
●

Further optimisation of the oil and gas portfolio
●

Assets in Russia exited
●

Continued progress in building new value chains in low carbon with investments in battery storage and power

●

Progressing a strong portfolio of projects in execution
Operational performance:
●

Continued high production performance
●

High gas production from E&P Norway to support European energy security
●

Safe startup of Hammerfest LNG
Financial performance:
●

Continuing to generate strong earnings and cash flow from operations, partially offset by increased costs
●

Balance sheet further strengthened with net debt ratio* reduced to negative 38.6%
●

Significant step-up in capital distribution with cash dividend of USD 0.20 per share, increased extraordinary cash dividend to USD
0.50 per share for the second and third quarter,

and increased share buy-back programme to up to USD 6.00 billion for 2022, with a third tranche of around USD 1.83 billion
Anders Opedal, president and CEO of Equinor ASA:

“Russia’s invasion of Ukraine impacted already tight energy markets and has created an energy crisis with high prices affecting people
and all sectors of society. Equinor puts its best effort into securing safe and reliable deliveries of energy to Europe, whilst continuing to invest in the energy transition.”
“Equinor continues to provide high gas production from the NCS, including volumes from

Hammerfest LNG, now safely back in
production. Solid operational performance and high production combined with high prices resulted in strong financial results with
adjusted earnings of more than 17 billion dollars before tax”
“We have taken important steps within our low carbon portfolio to help our customers decarbonise. Investments in the UK power
company Triton Power and the battery storage developer East Point Energy in the US will expand our energy offerings and be important building blocks in new value chains.”
Quarter Change Financial information First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 (unaudited, in USD million) 2022 2021 Change
17,733 18,392 5,298 >100% Net operating income/(loss) 36,125 10,518 >100%
17,590 17,991 4,641 >100% Adjusted earnings* 35,581 8,726 >100%
6,762 4,714 1,943 >100% Net income/(loss) 11,476 3,797 >100%
5,000 5,179 1,578 >100% Adjusted earnings after tax* 10,180 2,867 >100%
8,520 15,771 6,643 28% Cash flows provided by operating activities 24,291 12,627 92%
6,964 12,689 4,511 54% Free cash flow* 19,653 9,681 >100%
Quarter Change First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 Operational data 2022 2021 Change
106.9 97.1 63.7 68% Group average liquids price (USD/bbl) [1] 102.0 60.0 70%
1,984 2,106 1,997 (1%) Total equity liquids and gas production (mboe per day) [4] 2,045 2,082 (2%)
325 511 283 15% Power generation (GWh) Equinor share 837 733 14%
Q2 | First half Full year
Health, safety and the environment Q2 2022 2021
Serious incident frequency (SIF) Twelve-month average as at Q2 2022 0.5 0.4
Upstream CO
2

intensity (kg
CO

/boe) as at first half 2022 6.8 7.0

Equinor second quarter 2022

30 June 31 December %-point
Net debt to capital employed adjusted*
2022 2021 change
Net debt to capital employed adjusted* (38.6%) (0.8%) (37.8)
Dividend
(USD per share) Q2 2022 Q1 2022 Q2 2021
Announced dividend per share 0.20 0.20 0.18
Extraordinary dividend per share 0.50 0.20
In the first half of 2022 Equinor has acquired and settled shares in the market under the share buy-back programmes, of USD 742
million.
*
For items marked with an asterisk throughout this report,

see Use and reconciliation of non-GAAP financial

measures in the Supplementary disclosures.
Progressing on strategy for the energy transition

Equinor enhanced the value creation with continued optimisation of its oil and gas portfolio with the announced sale of assets in the
Ekofisk area, and a share in the Martin Linge field on the NCS. In the US, Equinor’s transactions in the North Platte project resulted in
an increased interest in the project as well as a proceed. The group entered into a long-term LNG purchase agreement which will add
new volumes to the portfolio from 2026.
Further, progress was made in developing value chains within low carbon. In the UK, Equinor is investing in the power company Triton
Power and will prepare for future use of hydrogen in the Saltend power station. In the

US, Equinor acquired the battery storage
developer East Point Energy to further broaden the group’s energy offerings.
Equinor is executing a full portfolio of 23 projects with overall good progress, despite impact from global supply chain disruptions and
the pandemic. On the NCS, Johan Sverdrup phase 2 and Njord future are expected on stream the fourth quarter, while the floating
wind farm Hywind Tampen is expected to be completed next spring. In Brazil, Peregrino phase 2 is on track for start-up in third quarter. The wind farm Dogger Bank in UK is on track for the first phase to come into operation in 2023.
Equinor previously announced that it will exit all joint ventures in Russia and halt all investments in the country. This was completed in
the quarter and the company was released from all future commitments and obligations.
High production impacted by seasonal turnarounds contributed to energy security
Solid operational performance as well as optimised production to deliver more gas to Europe,

resulted in high production, with less
impact from the seasonal turnaround than for the same quarter last year. E&P Norway delivered a 18% increase in production of gas and a 7% increase in overall production,

compared to the same quarter last year. In Brazil, the Peregrino field came back on stream in
July and will contribute with valuable volumes going forward.
The Renewables segment delivered 15% higher power generation compared to the same quarter last year, mainly due to the
production from the Guanizuil IIA solar plant in Argentina.
In the second quarter Equinor completed 9 exploration wells offshore and 3 wells were ongoing at quarter end. Equinor made 3
commercial discoveries in the quarter, all close to infrastructure on the NCS.
Strong financial results capturing high prices
Energy prices remained high in the quarter. Compared to last quarter Equinor realised higher prices for liquids, while the averaged invoiced gas

price in Europe eased off slightly.
Adjusted earnings* for the quarter was USD 17.6 billion, up from USD 4.64 billion in the same quarter last year. Adjusted earnings
after tax* was USD 5.00 billion, up from USD 1.58 billion in the same period last year. In the quarter the operational and administrative
costs increased due to higher environmental costs, electricity prices and field cost, partially offset by currency effects.
The MMP segment contributed with strong results, particularly from European gas and power optimisation and trading.
Equinor reported net operating income of USD 17.7 billion in the quarter, up from USD 5.30 billion in the same period in 2021. Net income was USD 6.76 billion in the quarter, compared to USD 1.94 billion in the second quarter of 2021.
Continued strong cash flow and capital discipline further strengthening the balance sheet
Cash flows provided by operating activities before taxes and changes in working capital amounted to USD

18.1 billion for the second
quarter, compared to USD 6.54 billion for the same period in 2021. Organic capital expenditure* was USD 1.99 billion for the quarter.
Free cash flow* was USD 6.96 billion for the second quarter, impacted by the two last NCS tax instalments for 2021 and the increased
capital distribution from the fourth quarter in 2021. From the third quarter, the NCS tax instalments will be based on 2022 results

and
are expected at around NOK 70 billion for third quarter.
Strong cash flow and capital discipline resulted in a further reduction of adjusted net debt to capital employed* to negative 38.6% at
the end of the quarter. This is improved from negative 22.2% in the first quarter of 2022.

Equinor second quarter 2022

Competitive capital distribution
The board of directors has decided a cash dividend of USD 0.20 per share for the second quarter. Based on continued strong earnings in the quarter the board of directors has decided an increase in extraordinary cash dividend from

USD 0.20 to USD 0.50 per
share for second and third quarter of 2022. Furthermore, based on the strength of the brent price, balance sheet and commodity
prices, the board of directors has decided to initiate a third tranche of share buy-back of USD 1.83 billion and increase the share buy-
back programme for 2022 from previously communicated up to USD 5.00 billion to up to USD

6.00 billion. The third tranche will
commence on 28 July and will end no later than 26 October 2022.
Emissions and serious incident frequency
Average CO
2
-emissions from Equinor’s operated upstream production, on

a 100% basis, were 6.8 kg per boe for the first half of 2022, expected to increase somewhat with fields back on stream. The twelve-month average serious incident frequency (SIF) for the period
ending 30 June 2022 was 0.5.

Equinor second quarter 2022

GROUP REVIEW
Quarters Change Financial information First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 (unaudited, in USD million) 2022 2021 Change
36,459 36,393 17,462 >100% Total revenues and other income 72,852 35,052 >100%
36,315 36,712 17,173 >100% Adjusted total revenues and other income* 73,027 33,118 >100%
(18,727) (18,001) (12,164) 54% Total operating expenses (36,727) (24,534) 50%
(13,885) (13,781) (7,531) 84% Adjusted purchases* (27,666) (14,602) 89%
(2,390) (2,450) (2,287) 4% Adjusted operating and administrative expenses* (4,840) (4,461) 8%
(2,149) (2,333) (2,500) (14%) Adjusted depreciation, amortisation and net impairments* (4,482) (4,886) (8%)
(301) (157) (212) 42% Adjusted exploration expenses* (458) (443) 3%
17,733 18,392 5,298 >100% Net operating income/(loss) 36,125 10,518 >100%
17,590 17,991 4,641 >100% Adjusted earnings* 35,581 8,726 >100%
1,713 2,182 1,747 (2%) Capital expenditures and Investments 3,895 3,897 (0%)
8,520 15,771 6,643 28% Cash flows provided by operating activities 24,291 12,627 92%
Quarters Change First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 Operational information 2022 2021 Change
1,984 2,106 1,997 (1%) Total equity liquid and gas production (mboe/day) 2,045 2,082 (2%)
1,842 1,958 1,845 (0%) Total entitlement liquid and gas production (mboe/day) 1,900 1,929 (2%)
325 511 283 15% Power generation (GWh) Equinor share 837 733 14%
113.8 101.4 68.8 65% Average Brent oil price (USD/bbl) 107.6 64.9 66%
106.9 97.1 63.7 68% Group average liquids price (USD/bbl) 102.0 60.0 70%
25.53 29.77 7.08 >100% E&P Norway average internal gas price (USD/mmbtu) 27.68 6.23 >100%
6.25 4.18 1.82 >100% E&P USA average internal gas price (USD/mmbtu) 5.21 1.99 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in Supplementary
disclosures.
Operations
Total equity liquids and gas production for the second quarter of 2022 has remained stable compared to the same period last year.
Positive contributions from the new field Martin Linge on the NCS, and less impact from maintenance and turnaround activities
compared to the same quarter last year, supported further increased production levels of gas for the quarter from E&P Norway, up
18% compared to same quarter last year, as focus on energy security and supply of gas to Europe continues. E&P International and
E&P USA production decreased in the second quarter relative to the second quarter of 2021, impacted by Equinor’s exit from Russia
in the first quarter of 2022 and the divestment of a US onshore asset in the second quarter of 2021.
Significantly higher realised prices for the period relative to 2021 contributed to the increase in net operating income and adjusted
earnings* in the second quarter and the first half of 2022 compared to the same periods last year. Strong results were recorded from
European gas and power optimisation and trading, Danske Commodities as well as high refining margins in the quarter resulted in a
significant increase in net operating income for the Marketing, Midstream and Processing segment, positively contributing to the
overall business results in the quarter and first half of 2022 relative to the same periods in the prior year.
Operating cost increased compared to the second quarter of 2021, impacted by the ramp-up of new fields,

increased field costs, high
electricity prices and environmental taxes offset by significant currency effects due to the strengthening of the USD against the NOK and the EUR.
Taxes
The consistently high share of earnings from the NCS and lower effect of uplift deduction, increased the effective reported income tax
for the second quarter and first half of 2022 relative to the corresponding periods in 2021. The effective reported tax rate was 65.8%
for the second quarter of 2022 (60.4% for the second quarter of 2021), and 69.0% for first half of 2022 (59.7% first half of 2021).
The effective tax rate on adjusted earnings* of 71.5% for the second quarter of 2022 and 71.4% for the first half of 2022 also
increased compared to 66.0% and 67.1% in 2021 due to the high share of NCS earnings and lower effect of uplift deduction.

Equinor second quarter 2022

Retrospective application of the Norwegian Petroleum Tax Act and Tax

Payment Act amendments adopted on 17 June 2022, effective
from 1 January 2022, had an immaterial cumulative impact to the financial statement in the second quarter of 2022.
Cash flow, net debt and capital distribution
Cash flow provided by operating activities before taxes paid and working capital items improved by USD

11,523 million to USD 18,066
million from the second quarter of 2021 and by 24,961 million to USD 38,122 million from the first half of 2021. This improvement was
impacted by strong financial results due to high production and increased commodity prices across both the

NCS and our international
businesses.

Taxes paid of USD 8,050 million in the second quarter of 2022 increased relative to the prior quarter primarily due to the two payments of NCS taxes, totalling USD 7,750 million. One instalment was paid in the first quarter.
Free cash flow* remained strong, at USD 19,653 million for the first half of 2022 compared to USD

9,681 million in the same period of
2021, despite the significant increase in tax payments, increased dividend payments and the share buy-back programme.
The board of directors has decided a cash dividend of USD 0.20 per share for the second quarter. Based on continued strong earnings in the quarter the board of directors has decided an increase in extraordinary cash dividend from USD 0.20 to USD 0.50 per
share for second and third quarter of 2022. Furthermore, based on the strength of the brent price, balance sheet and commodity
prices, the board of directors has decided to initiate a third tranche of share buy-back of USD 1.83 billion and increase the share buy-
back programme for 2022 from previously communicated up to USD 5.00 billion to up to USD

6.00 billion. The third tranche will
commence on 28 July and will end no later than 26 October 2022.
OUTLOOK

● Organic capital expenditures*

are estimated at an annual average of around USD 10 billion for 2022-2023 and at an annual average of around USD 12 billion for 2024-2025
1
.
● Production

for 2022 is estimated to be around 2% above 2021 level [6].
●

Equinor’s ambition is to keep the
unit of production cost

in the top quartile of its peer

group.
● Scheduled maintenance activity

is estimated to reduce equity production by around 40 mboe per day for the full year of 2022.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create
future value, gas off-take, timing of new capacity coming on stream, operational regularity and the ongoing impact of Covid-19
represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow
and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information,

see section Forward-looking
statements.
1

USD/NOK exchange rate assumption of 9.

Equinor second quarter 2022

SUPPLEMENTARY

OPERATIONAL

DISCLOSURES

Quarters Change First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 Operational data 2022 2021 Change
Prices
113.8 101.4 68.8 65% Average Brent oil price (USD/bbl) 107.6 64.9 66%
109.8 100.3 64.9 69% E&P Norway average liquids price (USD/bbl) 105.1 60.8 73%
109.2 96.3 65.3 67% E&P International average liquids price (USD/bbl) 102.8 62.3 65%
91.6 82.5 56.7 61% E&P USA average liquids price (USD/bbl) 87.3 53.5 63%
106.9 97.1 63.7 68% Group average liquids price (USD/bbl) [1] 102.0 60.0 70%
1,009 859 533 89% Group average liquids price (NOK/bbl) [1] 932 507 84%
25.53 29.77 7.08 >100%
E&P Norway average internal gas price (USD/mmbtu)

[8]
27.68 6.23 >100%
6.25 4.18 1.82 >100%
E&P USA average internal gas price (USD/mmbtu)

[8]
5.21 1.99 >100%
27.18 29.60 7.54 >100% Average invoiced gas prices - Europe (USD/mmbtu) [7] 28.44 7.07 >100%
6.51 4.62 2.25 >100%
Average invoiced gas prices - North America (USD/mmbtu)

[7]
5.52 2.50 >100%
22.8 5.8 3.4 >100% Refining reference margin (USD/bbl) [2] 14.3 2.4 >100%
Entitlement production (mboe per day)
576 638 604 (5%) E&P Norway entitlement liquids production 607 633 (4%)
174 201 212 (18%) E&P International entitlement liquids production 187 212 (12%)
123 114 138 (10%) E&P USA entitlement liquids production 119 144 (18%)
873 953 954 (9%) Group entitlement liquids production 913 989 (8%)
767 798 652 18% E&P Norway entitlement gas production 782 687 14%
36 37 39 (7%) E&P International entitlement gas production 37 47 (22%)
166 170 199 (17%) E&P USA entitlement gas production 168 206 (18%)
969 1,005 891 9% Group entitlement gas production 987 940 5%
1,842 1,958 1,845 (0%) Total entitlement liquids and gas production [3] 1,900 1,929 (2%)
Equity production (mboe per day)
576 638 604 (5%) E&P Norway equity liquids production 607 633 (4%)
260 287 295 (12%) E&P International equity liquids production 273 297 (8%)
137 127 153 (10%) E&P USA equity liquids production 132 161 (18%)
973 1,051 1,052 (7%) Group equity liquids production 1,012 1,091 (7%)
767 798 652 18% E&P Norway equity gas production 782 687 14%
46 54 54 (15%) E&P International equity gas production 50 57 (13%)
198 203 239 (17%) E&P USA equity gas production 200 246 (19%)
1,011 1,055 945 7% Group equity gas production 1,032 991 4%
1,984 2,106 1,997 (1%) Total equity liquids and gas production [4] 2,045 2,082 (2%)
REN power generation
325 511 283 15% Power generation (GWh) 837 733 14%

Equinor second quarter 2022

Health, safety and the environment
Twelve months
average per Full year
Health, safety and the environment Q2 2022 2021
Total recordable injury frequency (TRIF) 2.5 2.4
Serious Incident Frequency (SIF)
3)
0.5 0.4
Oil and gas leakages (number of) 1) 10 12
First half Full year
Climate 2022 2021
Upstream CO
2

intensity (kg CO
2
/boe) 2) 6.8 7.0
1)

Number of leakages with rate above 0.1 kg/second during the past 12 months.
2)

Total

scope 1 emissions of CO
2

(kg CO
2
) from exploration and production, divided by total production (boe).

3)

As of the second quarter of 2022, work-related illness is excluded from SIF

Equinor second quarter 2022

EXPLORATION

& PRODUCTION NORWAY
Quarter Change Financial information First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 (unaudtied, in USD million) 2022 2021 Change
16,712 18,454 6,245 >100% Total revenues and other income 35,166 12,060 >100%
16,491 18,663 6,224 >100% Adjusted total revenues and other income* 35,154 11,896 >100%
(2,231) (1,521) (1,825) 22% Total operating expenses (3,752) (4,293) (13%)
(914) (884) (846) 8% Adjusted operating and administrative expenses* (1,798) (1,544) 16%
(1,203) (1,421) (1,362) (12%) Adjusted depreciation, amortisation and net impairments* (2,624) (2,706) (3%)
(44) (101) (48) (8%) Adjusted exploration expenses* (146) (118) 24%
14,482 16,933 4,420 >100% Net operating income/(loss) 31,414 7,767 >100%
14,330 16,256 3,967 >100% Adjusted earnings/(loss)* 30,586 7,527 >100%
1,339 1,072 1,322 1%
Additions to PP&E, intangibles and equity accounted
investments 2,410 2,587 (7%)
Quarters Change Operational information First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 E&P Norway 2022 2021 Change
1,343 1,436 1,257 7% E&P entitlement liquid and gas production (mboe/day) 1,389 1,320 5%
109.8 100.3 64.9 69% Average liquids price (USD/bbl) 105.1 60.8 73%
25.53 29.77 7.08 >100% Average internal gas price (USD/mmbtu) 27.68 6.23 >100%
For items impacting net operating income/(loss),

see Use and reconciliation of non-GAAP financial measures

in the Supplementary
disclosures.
Production & Revenues
The increase in production compared to the second quarter of 2021 was mainly due to positive contributions from the new field Martin
Linge and narrower scope of planned turnarounds. In addition, Snøhvit resumed production this quarter contributing an average of 15
mboe per day. The change in short-term strategy from gas injection to gas export for Gina Krog continues and has been granted until
30 September 2022. Partially offsetting this, Oseberg has reduced production by approximately 15 mboe per day this quarter due to
time limited low gas prices in UK and in combination with natural decline. Overall, production of gas volumes increased 18% and
liquids decreased by 5% compared to the second quarter of 2021. For the first half of 2022 there is an increase in gas volumes of
14% and a reduction in liquids of 4% compared to the first half of 2021.
Operating expenses and financial results
Net operating income is driven by high energy prices. increased operating and administrative expenses partly offset the higher energy
prices.

The increase in adjusted operating and administrative expenses compared to the second quarter of 2021 was primarily related to
ramp-up of new fields and increased maintenance costs. Higher environmental taxes and electricity prices added to the increase,
partially offset by the NOK/USD exchange rate development. The same factors combined with higher transportation costs also drove
the increase for the first half of 2022. Lower field development and drilling development costs resulted in lower adjusted exploration expenses in the second quarter of 2022. Net operating income for the second quarter of 2022 was positively impacted by net
overlifted volumes of USD 152 million.

Equinor second quarter 2022

EXPLORATION

& PRODUCTION INTERNATIONAL
Quarters Change Financial information First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 (unaudited, in USD million) 2022 2021 Change
1,838 1,453 1,479 24% Total revenues and other income 3,290 2,531 30%
1,956 1,852 1,318 48% Adjusted total revenues and other income* 3,808 2,519 51%
(856) (1,822) (886) (3%) Total operating expenses (2,678) (1,676) 60%
(373) (423) (364) 3% Adjusted operating and administrative expenses* (796) (683) 17%
(324) (339) (433) (25%) Adjusted depreciation, amortisation and net impairments* (663) (799) (17%)
(111) (40) (136) (18%) Adjusted exploration expenses* (151) (239) (37%)
982 (369) 593 66% Net operating income/(loss) 613 855 (28%)
1,111 1,078 400 >100% Adjusted earnings/(loss)* 2,189 783 >100%
573 626 430 33%
Additions to PP&E, intangibles and equity accounted
investments 1,199 819 46%
Quarters Change Operational information First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 E&P International 2022 2021 Change
306 341 349 (12%) E&P equity liquid and gas production (mboe/day) 323 354 (9%)
210 239 252 (17%) E&P entitlement liquid and gas production (mboe/day) 224 259 (13%)
109.2 96.3 65.3 67% Average liquids price (USD/bbl) 102.8 62.3 (65%)
For items impacting net operating income/(loss),

see Use and reconciliation of non-GAAP financial measures

in the Supplementary
disclosures.
Production & Revenues

The decrease in production was primarily due to no Russian production volumes in the second quarter of 2022 following the decision
in the first quarter of 2022 to exit the country, and natural decline in several mature fields. The net effects from production sharing agreements (PSA) decreased to 95 mboe per day in the second quarter of 2022, from 97 mboe per day in the second quarter of 2021,
primarily caused by the lower equity production.
The main driver for the increase in revenues is the continued increase in realised liquids and gas prices for the second quarter and the
first half of 2022 relative to the same periods last year. The increase is partially offset by the lower entitlement production.
Operating expenses and financial results
Adjusted operating and administrative expenses increased in the second quarter and the first half of 2022 compared to the same
periods last year, mainly due to higher operations and maintenance expenses. Increased royalties and production fees primarily driven by higher prices added to the increase for the first half of 2022. Adjusted exploration expenses decreased in the second quarter
and first half of 2022 compared to the same periods last year, mainly due to lower expensed drilling costs, lower field development and lower other cost. In the first half of 2022, net operating income was negatively impacted by impairments of USD 1,096 million,
primarily related to the exit from Russia.

Equinor second quarter 2022

EXPLORATION

& PRODUCTION USA
Quarters Change
Financial information
First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2
(unaudited, in USD million)
2022 2021 Change
1,629 1,269 968 68% Total revenues and other income 2,898 1,961 48%
1,629 1,269 968 68% Adjusted total revenues and other income* 2,898 1,961 48%
(757) (24) (764) (1%) Total operating expenses (782) (1,605) (51%)
(240) (221) (272) (12%) Adjusted operating and administrative expenses* (461) (606) (24%)
(362) (320) (438) (17%) Adjusted depreciation, amortisation and net impairments* (682) (846) (19%)
(146) (15) (28) >100% Adjusted exploration expenses* (161) (86) 88%
872 1,245 204 >100% Net operating income/(loss) 2,117 356 >100%
881 713 230 >100% Adjusted earnings/(loss)* 1,594 422 >100%
170 126 180 (6%)
Additions to PP&E, intangibles and equity accounted
investments 296 337 (12%)
Quarters Change Operational information First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 E&P USA 2022 2021 Change
335 329 391 (14%) E&P equity liquid and gas production (mboe/day) 332 407 (18%)
289 284 337 (14%) E&P entitlement liquid and gas production (mboe/day) 287 350 (18%)
91.6 82.5 56.7 61% Average liquids price (USD/bbl) 87.3 53.5 63%
6.25 4.18 1.82 >100% Average internal gas price (USD/bbl) 5.21 1.99 >100%
For items impacting net operating income/(loss),

see Use and reconciliation of non-GAAP financial measures

in the Supplementary
disclosures.
Production & Revenues
The decrease in production was primarily due to natural decline from the Appalachia Basin assets, the divestment of Bakken in 2021
as well as decrease in the Gulf of Mexico production due to increased effect from turnarounds in 2022.
The continued increase in realised liquids and gas prices for the second quarter and the first half of 2022 relative to the same periods
last year has been the main driver for the increase in revenues. The increase in prices has been partially offset by the lower
entitlement production.
Operating expenses and financial results
Adjusted operating expenses decreased in the second quarter and the first half of 2022 compared to the same periods last year
mainly due to
lower operations and maintenance expenses and depletion due to lower production and improved reserves
. Increased
royalties and production fees primarily driven by higher prices partially offset the decrease for the first half of 2022.

Adjusted
exploration expenses increased in the second quarter and first half of 2022 compared to the same periods last year mainly due to
expensing of previously capitalised well costs. In the first half of 2022, net operating income was positively impacted by net
impairment reversals of USD 526 million, primarily related to the change in short term commodity prices. In the first half of 2021, net
operating income was negatively impacted by impairment and losses recognised on the divestment of the Bakken asset of USD 66
million.

Equinor second quarter 2022

MARKETING, MIDSTREAM & PROCESSING
Quarters Change Financial information First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 (unaudited, in USD million) 2022 2021 Change
36,012 35,917 16,986 >100% Total revenues and other income 71,929 32,780 >100%
35,971 35,715 16,879 >100% Adjusted total revenues and other income* 71,686 32,402 >100%
(34,556) (35,425) (16,842) >100% Total operating expenses (69,981) (32,236) >100%
(33,429) (34,470) (15,535) >100% Adjusted purchases* (67,899) (29,816) >100%
(1,012) (1,001) (968) 5% Adjusted operating and administrative expenses* (2,013) (1,918) 5%
(221) (212) (222) (1%) Adjusted depreciation, amortisation and net impairments* (433) (445) (3%)
1,456 492 144 >100% Net operating income/(loss) 1,948 544 >100%
1,310 31 154 >100% Adjusted earnings* 1,341 224 >100%
91 235 58 56% - Liquids 325 214 52%
972 (383) 80 >100% - Natural Gas Europe 590 51 >100%
19 123 37 (50%) - Natural Gas US 142 39 >100%
228 55 (22) N/A - Other 284 (80) N/A
253 265 138 83%
Additions to PP&E, intangibles and equity accounted
investments 518 190 >100%
Quarters Change Operational information First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 2022 2021 Change
180.5 185.5 180.6 (0%) Liquids sales volumes (mmbl) 366.0 378.0 (3%)
15.4 16.5 14.2 9% Natural gas sales Equinor (bcm) 32.0 29.8 7%
13.7 14.1 12.6 9% Natural gas entitlement sales Equinor (bcm) 27.8 26.1 6%
27.18 29.60 7.54 >100% Average invoice gas price - Europe (USD/mmbtu) 28.44 7.07 >100%
6.51 4.62 2.25 >100% Average invoice gas price - North America (USD/mmbtu) 5.52 2.50 >100%
For items impacting net operating income/(loss),

see Use and reconciliation of non-GAAP financial measures

in the Supplementary
disclosures.
Volumes, Pricing & Revenues
Average invoiced European natural gas sales price was significantly higher than second quarter of

2021 due to increased market
prices driven by low gas stocks in Europe, high demand and tight supply. Average invoiced North American piped gas sales price increased significantly compared to second quarter last year as market prices were driven by both supply and demand factors;
production growth was weaker than expected whilst demand, especially from power generation was strong.
Financial Results
Adjusted earnings* in the second quarter of 2022 increased significantly from the second quarter of 2021. Adjusted earnings in
Natural Gas Europe were mainly driven by strong results from geographical optimisation and positively influenced by derivatives
applied to price risk manage bilateral gas contracts and geographical optimisation of future physical flows. The result is reduced by
negative mark to market effects from derivatives applied to lock in value on future LNG deliveries and loss related to an oil linked gas
sales contract. Adjusted earnings in Natural Gas US were driven by strong trading results partially offset by losses on derivatives used
to hedge future physical deliveries. Adjusted earnings in Liquids were primarily driven by products trading.

The Other section was
dominated by strong trading results in Danske Commodities. It is also positively influenced by realising high refining margins despite
turnaround during large part of quarter and negatively influenced by losses on methanol production from natural gas at
Tjeldbergodden.
Net operating income of USD 1,456 million in the quarter includes net positive effect from changes in fair value of embedded
derivatives and in estimates of certain non-operational losses provided for, periodisation of inventory hedging effect and gains on operational storage value.
In the second quarter of 2021 adjusted earnings for Natural Gas Europe were impacted by losses on derivatives on gas forward
contracts, offset by gains in other contracts. Adjusted earnings for Liquids were relatively weak due to trading losses. Adjusted
earnings from Natural Gas US were driven by physical gas sales and trading gains. Negative adjusted earnings in the Other section
were heavily influenced by low refinery margins.

Equinor second quarter 2022

The increase in adjusted earnings in the first half of 2022 compared to same period last year is mainly explained by stronger results
from Natural Gas Europe both from derivatives and trading. In addition, there were higher results in 2022 from Danske Commodities
and refining.

From the first quarter to the second quarter of 2022, adjusting earnings have increased driven by the strong result from geographical
optimisation and higher derivatives result within Natural Gas Europe.
RENEWABLES
Quarters Change Financial information First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 (unaudited, in USD million) 2022 2021 Change
3 90 7 (56%) Revenues third party, other revenue and other income 93 1,389 (93%)
12 29 (6) N/A Net income/(loss) from equity accounted investments 41 (6) N/A
15 119 2 >100% Total revenues and other income 134 1,383 (90%)
16 32 2 >100% Adjusted total revenues and other income* 47 3 >100%
(57) (41) (33) 74% Total operating expenses (99) (73) 35%
(56) (41) (32) 77% Adjusted operating and administrative expenses* (97) (72) 35%
(1) (1) (1) (6%) Adjusted depreciation, amortisation and net impairments* (2) (1) 48%
(42) 77 (31) (35%) Net operating income/(loss) 35 1,310 (97%)
(42) (10) (31) (34%) Adjusted earnings* (52) (70) 26%
57 43 159 (64%)
Additions to PP&E, intangibles and equity accounted
investments 100 286 (65%)
Quarters Change Operational information First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 2022 2021 Change
325 511 283 15% Power Generation (GWh) Equinor share 837 733 14%
For items impacting net operating income/(loss), see Use

and reconciliation of non-GAAP financial measures

in the Supplementary disclosures.
Power generation
The increase in power generation compared to second quarter last year was mainly due to start-up of production from Guanizuil IIA in
the third quarter of 2021. This is consistent with the year-on-year trend.
Results from equity accounted investments
Net income/(loss) from equity accounted investments increased compared to the second quarter last year. The increased result
compared to the second quarter last year was mainly due to a lower portion of project costs being expensed because the Empire
Wind project in the US started capitalisation of project costs in the first quarter of 2022.
Operating expenses and financial results
Operating and administrative expenses increased due to increased business development costs driven by higher activity level in the
US, the UK and in Asia. This is consistent with the year-on-year trend.
Net operating income was negative and adjusted earnings was negative USD 42 million in the second quarter of 2022 compared to
negative USD 31 million in the second quarter of 2021. The decrease was driven by increased business development costs partially
offset by increased net results from equity accounted investments.
Net operating income in the first half of 2022 decreased significantly compared to last year due to lower divestment gains in 2022.

Net
income in the first half of 2022 was positively impacted by divestment gain on USD 87 million. Net operating income in the first half of
2021 was positively impacted by divestments gains of USD 1,382 million.
Capital expenditure for the second quarter and first half of 2022 decreased compared to same periods last year. This was mainly due
to the acquisition of Wento and higher capital contribution to equity accounted investments last year.

Equinor second quarter 2022

CONDENSED INTERIM FINANCIAL STATEMENTS
Second quarter 2022
CONSOLIDATED STATEMENT

OF INCOME
Quarters First half
Q2 2022 Q1 2022 Q2 2021 (unaudited, in USD million) Note 2022 2021
36,387
36,050
17,380
Revenues 2
72,437
33,508
51
99
16
Net income/(loss) from equity accounted investments
151
47
21
244
66
Other income 3
265
1,497
36,459
36,393
17,462
Total revenues and other income 2
72,852
35,052
(13,851)
(13,510)
(7,399)
Purchases [net of inventory variation]
(27,361)
(14,565)
(2,200)
(1,989)
(2,134)
Operating expenses
(4,189)
(4,076)
(205)
(282)
(195)
Selling, general and administrative expenses
(487)
(413)
(2,140)
(2,017)
(2,111)
Depreciation, amortisation and net impairments 2
(4,158)
(4,908)
(331)
(203)
(326)
Exploration expenses
(534)
(572)
(18,727)
(18,001)
(12,164)
Total operating expenses 2
(36,727)
(24,534)
17,733
18,392
5,298
Net operating income/(loss) 2
36,125
10,518
(327)
(266)
(304)
Interest expenses and other financial expenses
(593)
(616)
2,351
(903)
(90)
Other financial items
1,447
(485)
2,023
(1,169)
(393)
Net financial items 4
854
(1,101)
19,756
17,223
4,905
Income/(loss) before tax
36,979
9,417
(12,995)
(12,509)
(2,962)
Income tax 5
(25,503)
(5,620)
6,762
4,714
1,943
Net income/(loss)
11,476
3,797
6,757
4,710
1,938
Attributable to equity holders of the company
11,467
3,789
5
4
5
Attributable to non-controlling interests
9
8
2.12
1.46
0.60
Basic earnings per share (in USD)
3.57
1.17
2.11
1.46
0.60
Diluted earnings per share (in USD)
3.56
1.16
3,188
3,228
3,247
Weighted average number of ordinary shares outstanding

(in millions)
3,208
3,248
3,197
3,237
3,257
Weighted average number of ordinary shares outstanding

diluted (in millions)
3,217
3,257

Equinor second quarter 2022

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Quarters First half
Q2 2022 Q1 2022 Q2 2021 (unaudited, in USD million) 2022 2021
6,762
4,714
1,943
Net income/(loss)
11,476
3,797
27
(419)
107
Actuarial gains/(losses) on defined benefit pension

plans
(392)
224
(6)
93
(24)
Income tax effect on income and expenses recognised

in OCI
1)
87
(50)
21
(326)
83
Items that will not be reclassified to the Consolidated

statement of income
(305)
174
(4,410)
173
119
Foreign currency translation effects
(4,238)
73
(4,410)
173
119
Items that may be subsequently reclassified to

the Consolidated statement of
income
(4,238)
73
(4,389)
(153)
202
Other comprehensive income/(loss)
(4,542)
247
2,372
4,561
2,144
Total comprehensive income/(loss)
6,933
4,044
2,368
4,557
2,140
Attributable to the equity holders of the company
6,925
4,036
5
4
5
Attributable to non-controlling interests
9
8
1) Other comprehensive income (OCI).

Equinor second quarter 2022

CONSOLIDATED BALANCE SHEET
At 30 June At 31 December
(unaudited, in USD million) Note 2022 2021 1)
ASSETS
Property, plant and equipment 2
54,787
62,075
Intangible assets
5,307
6,452
Equity accounted investments
1,659
2,686
Deferred tax assets
6,478
6,259
Pension assets
815
1,449
Derivative financial instruments
660
1,265
Financial investments
2,788
3,346
Prepayments and financial receivables 6
1,579
1,087

Total non-current assets
74,073
84,618

Inventories
5,257
3,395
Trade and other receivables
17,741
17,927
Derivative financial instruments
6,856
5,131
Financial investments
25,105
21,246
Cash and cash equivalents
20,582
14,126

Total current assets
75,541
61,826

Assets classified as held for sale 3
2,352
676

Total assets
151,966
147,120

EQUITY AND LIABILITIES
Shareholders' equity
41,206
39,010
Non-controlling interests
21
14

Total equity
41,226
39,024

Finance debt 4
24,062
27,404
Lease liabilities
2,318
2,449
Deferred tax liabilities
13,393
14,037
Pension liabilities
4,086
4,403
Provisions and other liabilities 6
15,814
19,899
Derivative financial instruments
2,035
767

Total non-current liabilities
61,708
68,959

Trade, other payables and provisions
10,985
14,310
Current tax payable 5
21,636
13,119
Finance debt 4
5,775
5,273
Lease liabilities
1,138
1,113
Dividends payable
1,262
582
Derivative financial instruments
6,416
4,609

Total current liabilities
47,214
39,005

Liabilities directly associated with the assets classified

as held for sale

3
1,818
132

Total liabilities
110,740
108,096

Total equity and liabilities
151,966
147,120
1) Audited

Equinor second quarter 2022

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
Share-
holders'
equity
Non-
controlling
interests Total equity
At 1 January 2021 1)
1,164
6,852
30,050
(4,194)
33,873
19
33,892
Net income/(loss)
3,789
3,789
8
3,797
Other comprehensive income/(loss)
174
73
247
247
Total comprehensive income/(loss)
4,044
Dividends
(877)
(877)
(877)
Share buy-back 0
0
0
0
Other equity transactions
(8)
0
(8)
(9)
(18)
At 30 June 2021

1,164
6,844
33,136
(4,121)
37,023
18
37,041
At 1 January 2022
1)
1,164
6,408
36,683
(5,245)
39,010
14
39,024
Net income/(loss)
11,467
11,467
9
11,476
Other comprehensive income/(loss)
(305)
(4,238)
(4,542)
(4,542)
Total comprehensive income/(loss)
6,933
Dividends
(2,551)
(2,551)
(2,551)
Share buy-back 2)
(22)
(2,148)
(2,170)
(2,170)
Other equity transactions
(9)
0
(8)
(2)
(11)
At 30 June 2022
1,142
4,252
45,295
(9,483)
41,206
21
41,226
1) Audited
2) For more information see note 7 Capital distribution.

Equinor second quarter 2022

CONSOLIDATED STATEMENT

OF CASH FLOWS
Quarters First half First half
Q2 2022 Q1 2022 Q2 2021 (unaudited, in USD million)
Note
2022 2021
19,756
17,223
4,905
Income/(loss) before tax
36,979
9,417
2,140
2,017
2,111
Depreciation, amortisation and net impairment 2
4,158
4,908
87
73
25
Exploration expenditures written off
161
89
(2,821)
284
43
(Gains)/losses on foreign currency transactions and

balances
4
(2,537)
(27)
(6)
(89)
16
(Gains)/losses on sale of assets and businesses 3
(94)
(1,367)
(920)
(300)
(565)
(Increase)/decrease in other items related to operating

activities
1)
(1,220)
(343)
3
953
170
(Increase)/decrease in net derivative financial instruments
956
746
59
11
39
Interest received
70
78
(233)
(118)
(199)
Interest paid
(351)
(340)
18,066
20,055
6,543
Cash flows provided by operating activities before

taxes paid and working
capital items
38,122
13,161
(8,050)
(4,307)
(344)
Taxes paid
(12,357)
(428)
(1,496)
23
444
(Increase)/decrease in working capital
(1,473)
(106)
8,520
15,771
6,643
Cash flows provided by operating activities

24,291
12,627
168
0
(111)
Cash used/received in business combinations 2) 3
168
(111)
(1,713)
(2,182)
(1,747)
Capital expenditures and investments 3)
(3,895)
(3,897)
(3,069)
(2,850)
(4,224)
(Increase)/decrease in financial investments
(5,920)
(3,525)
940
424
(65)
(Increase)/decrease in derivatives financial instruments
1,364
(370)
29
4
(134)
(Increase)/decrease in other interest-bearing items
33
(137)
77
140
692
Proceeds from sale of assets and businesses 3
217
1,839
(3,567)
(4,465)
(5,589)
Cash flows used in investing activities
(8,032)
(6,202)
0
0
(1)
Repayment of finance debt
0
(1,425)
(344)
(317)
(308)
Repayment of lease liabilities
(661)
(610)
(1,310)
(582)
(389)
Dividends paid
(1,893)
(744)
(304)
(439)
0
Share buy-back
(742)
0
(2,250)
(2,804)
687
Net current finance debt and other financing activities
(5,054)
(327)
(4,208)
(4,142)
(10)
Cash flows provided by/(used in) financing activities
(8,350)
(3,107)
745
7,165
1,044
Net increase/(decrease) in cash and cash equivalents
7,910
3,318
(1,064)
(270)
3
Effect of exchange rate changes on cash and cash equivalents
(1,334)
(170)
20,882
13,987
8,857
Cash and cash equivalents at the beginning

of the period (net of overdraft)
13,987
6,757
20,562
20,882
9,904
Cash and cash equivalents at the end of the

period (net of overdraft)
4)
20,562
9,904
The line Increase (decrease) in other items related

to operating activities in the first half of 2022 included

payment of USD
189

million
which represent the accretion related to the payment

of the acquisition and disposal of the interests

in the Bacalhau field as described
below.

Net after cash and cash equivalents acquired. The

line item includes cash consideration related to

the acquisition of Statfjord licences in
second quarter of 2022 as described in note

3 Acquisitions and disposals
The line Capital expenditures and investments for

the first half of 2022 includes USD
336

million which represents the net of an USD
769
million payment of a contingent consideration related

to the acquisition of interests in the Bacalhau

field in 2016 and 2017, and a
corresponding receipt of USD
433

million for the simultaneous payment of contingent consideration related to disposal of parts of the
acquired interests in 2018.
At 30 June 2022 cash and cash equivalents included

a net overdraft of USD
20

million compared to a net overdraft of USD
7

million at

30 June 2021 and USD
140

million at 31 December 2021.

Equinor second quarter 2022

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of
Equinor ASA

and its subsidiaries. Equinor ASA is incorporated and domiciled in
Norway

and
listed on the Oslo Børs (
Norway
) and the New York Stock Exchange (USA). The address of its registered office is
Forusbeen 50, N-
4035 Stavanger, Norway
.
Equinor’s business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy.

Equinor Energy AS, a
100
% owned operating subsidiary of Equinor ASA and
owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf,

is co-obligor or guarantor of certain
debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for the second quarter of 2022 were authorised for issue by the board of directors on
26 July 2022.
Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting

Standard 34 Interim Financial
Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European

Union (EU). The
condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting
Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in
conjunction with the Consolidated annual financial statements for 2021. IFRS as adopted by the EU differs

in certain respects from
IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description
of the significant accounting policies applied in preparing these condensed interim financial statements is included in

Equinor's
Consolidated annual financial statements for 2021.
There have been no changes to the significant accounting policies during 2022 compared to the Consolidated annual financial
statements for 2021. With effect from the second quarter 2022, due to the evolving trading business in the

Group, Equinor has
determined that fair value less cost to sell (FV) is an appropriate measurement basis for commodity inventories held for trading
purposes with subsequent changes in FV recognised in the Consolidated statement of income. Comparative numbers have not been
restated due to materiality.
Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation.
The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding. When determining fair
value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the
same criteria for categorisation in the fair value hierarchy as disclosed in the Consolidated annual financial statements for 2021.
The Condensed interim financial statements are unaudited.
Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions
that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated
assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to
be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets
and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Equinor second quarter 2022

2 Segments
Equinor’s operations are managed through operating segments (business areas). The reportable segments Exploration & Production
Norway (E&P Norway), Exploration & Production International (E&P International), Exploration

& Production USA (E&P USA),
Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments.

The operating segments
Projects, Drilling & Procurement (PDP), Technology,

Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI are allocated to the three Exploration &
Production segments, MMP and REN.
Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products,

are eliminated in the Eliminations
column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss) .

Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.
The measurement basis for the segments is IFRS as applied by the group,

except for the line-item Additions to PP&E, intangibles and
equity accounted investments in which movements related to changes in asset retirement obligations are excluded. With effect from
the second quarter 2022, Equinor has changed the measurement basis for the segments related to leases. Since the implementation
of IFRS 16 Leases in 2019, all leases have been presented within the Other segment and lease costs have been allocated to the
operating segments based on underlying lease payments with a corresponding credit in the Other segment. As from the second
quarter 2022, lease contracts are accounted for in accordance with IFRS 16 in all segments based on functional responsibility. This
change does not affect Equinor’s consolidated financial statements. Comparative numbers in the segments have been restated.
Second quarter 2022
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income
132
237
82
35,921
3
33
0
36,408
Revenues inter-segment
16,580
1,559
1,548
93
0
9
(19,789)
0
Net income/(loss) from equity accounted
investments
0
42
0
(2)
12
0
0
51
Total revenues and other income

16,712
1,838
1,629
36,012
15
42
(19,789)
36,459
Purchases [net of inventory variation]
0
(36)
(0)
(33,379)
0
(1)
19,564
(13,851)
Operating, selling, general and
administrative expenses
(984)
(370)
(244)
(956)
(56)
(3)
209
(2,404)
Depreciation, amortisation and net
impairment losses
(1,202)
(315)
(362)
(221)
(1)
(39)
0
(2,140)
Exploration expenses
(45)
(135)
(151)
0
0
0
0
(331)
Total operating expenses
(2,231)
(856)
(757)
(34,556)
(57)
(43)
19,774
(18,727)
Net operating income/(loss)
14,482
982
872
1,456
(42)
(1)
(16)
17,733
Additions to PP&E, intangibles and equity
accounted investments
1,339
573
170
253
57
14
(0)
2,405

Equinor second quarter 2022

First quarter 2022
E&P
Norway 1)
E&P
International 1)
E&P

USA MMP 1) REN Other 1)
Eliminations
1) Total (in USD million)
Revenues third party, other revenue and
other income 1)
209
62
78
35,825
90
31
0
36,294
Revenues inter-segment 1)
18,245
1,324
1,191
89
0
10
(20,859)
0
Net income/(loss) from equity accounted
investments
0
67
0
3
29
0
0
99
Total revenues and other income 1)
18,454
1,453
1,269
35,917
119
41
(20,859)
36,393
Purchases [net of inventory variation]
0
27
0
(34,289)
0
0
20,752
(13,510)
Operating, selling, general and
administrative expenses 1)
(816)
(390)
(220)
(923)
(41)
(78)
197
(2,271)
Depreciation, amortisation and net
impairment losses
1)
(600)
(1,378)
212
(212)
(1)
(39)
0
(2,017)
Exploration expenses
(106)
(81)
(16)
0
0
0
0
(203)
Total operating expenses 1)
(1,521)
(1,822)
(24)
(35,425)
(41)
(116)
20,949
(18,001)
Net operating income/(loss) 1)
16,933
(369)
1,245
492
77
(76)
90
18,392
Additions to PP&E, intangibles and equity
accounted investments
1)
1,072
626
126
265
43
56
(0)
2,188
1) Restated due to implementation of IFRS 16 in

the segments, mainly affecting the line item Operating,

selling, general and administrative
expenses in MMP (reduction of USD
136

million) and Other (increase of USD
177

million) and the line item Depreciation, amortisation

and net
impairments in MMP (increase of USD
134

million) and Other (reduction USD
201

million).

Equinor second quarter 2022

Second quarter 2021
E&P
Norway 1)
E&P
International 1)
E&P

USA MMP 1) REN Other 1)
Eliminations
1) Total (in USD million)
Revenues third party, other revenue and
other income
1)
78
291
101
16,897
7
72
0
17,446
Revenues inter-segment
1)
6,167
1,170
867
82
0
10
(8,296)
0
Net income/(loss) from equity accounted
investments
0
19
0
7
(6)
(4)
0
16
Total revenues and other income
1)
6,245
1,479
968
16,986
2
78
(8,296)
17,462
Purchases [net of inventory variation]
0
14
(0)
(15,448)
0
(0)
8,035
(7,399)
Operating, selling, general and
administrative expenses 1)
(811)
(425)
(286)
(969)
(32)
(112)
307
(2,329)
Depreciation, amortisation and net
impairment losses 1)
(959)
(244)
(438)
(424)
(1)
(44)
0
(2,111)
Exploration expenses
(55)
(231)
(39)
0
0
0
0
(326)
Total operating expenses
1)
(1,825)
(886)
(764)
(16,842)
(33)
(156)
8,342
(12,164)
Net operating income/(loss) 1)
4,420
593
204
144
(31)
(78)
46
5,298
Additions to PP&E, intangibles and equity
accounted investments 1)
1,322
430
180
138
159
14
0
2,243
1) Restated due to implementation of IFRS 16 in

the segments, mainly affecting the line item Operating,

selling, general and administrative
expenses in MMP (reduction of USD
128

million) and Other (increase of USD
169

million) and the line item Depreciation, amortisation and

net
impairments in MMP (increase of USD
140

million) and Other (reduction of USD
208

million).

Equinor second quarter 2022

First half 2022
E&P
Norway
E&P
Internationa
l
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income
341
298
160
71,746
93
64
0
72,702
Revenues inter-segment
34,825
2,883
2,739
182
0
19
(40,648)
0
Net income/(loss) from equity accounted
investments
0
109
0
1
41
0
0
151
Total revenues and other income

35,166
3,290
2,898
71,929
134
83
(40,648)
72,852
Purchases [net of inventory variation]
0
(9)
(0)
(67,668)
0
(0)
40,316
(27,361)
Operating, selling, general and
administrative expenses
(1,799)
(760)
(465)
(1,880)
(97)
(81)
406
(4,675)
Depreciation, amortisation and net
impairment losses
(1,802)
(1,693)
(150)
(433)
(2)
(78)
0
(4,158)
Exploration expenses
(150)
(216)
(168)
0
0
0
0
(534)
Total operating expenses
(3,752)
(2,678)
(782)
(69,981)
(99)
(159)
40,723
(36,727)
Net operating income/(loss)
31,414
613
2,117
1,948
35
(77)
75
36,125
Additions to PP&E, intangibles and equity
accounted investments
2,410
1,199
296
518
100
70
(0)
4,593
Balance sheet information
Equity accounted investments

3
490
0
113
1,001
52
(0)
1,659
Non-current segment assets

29,176
14,975
11,121
3,631
183
1,009
0
60,094
Non-current assets not allocated to
segments

12,319
Total non-current assets

74,073

Equinor second quarter 2022

First half 2021
E&P
Norway 1)
E&P
International 1)
E&P

USA 1) MMP 1) REN 1) Other 1)
Eliminations
1) Total (in USD million)
Revenues third party, other revenue and
other income
1)
138
514
222
32,599
1,389
143
0
35,005
Revenues inter-segment
1)
11,923
1,975
1,739
166
0
20
(15,823)
0
Net income/(loss) from equity accounted
investments
0
42
0
15
(6)
(4)
0
47
Total revenues and other income
1)
12,060
2,531
1,961
32,780
1,383
160
(15,823)
35,052
Purchases [net of inventory variation]
0
(15)
(0)
(29,625)
0
(1)
15,076
(14,565)
Operating, selling, general and
administrative expenses 1)
(1,589)
(662)
(621)
(1,908)
(72)
(231)
593
(4,489)
Depreciation, amortisation and net
impairment losses 1)
(2,579)
(661)
(874)
(704)
(1)
(88)
0
(4,908)
Exploration expenses
(125)
(338)
(109)
0
0
0
0
(572)
Total operating expenses
1)
(4,293)
(1,676)
(1,605)
(32,236)
(73)
(320)
15,669
(24,534)
Net operating income/(loss) 1)
7,767
855
356
544
1,310
(160)
(154)
10,518
Additions to PP&E, intangibles and equity
accounted investments 1)
2,587
819
337
190
286
38
0
4,258
Balance sheet information
Equity accounted investments

3
1,181
0
96
1,067
32
0
2,377
Non-current segment assets 1)
38,337
17,839
11,967
4,786
145
1,086
0
74,160
Non-current assets not allocated to
segments

13,303
Total non-current assets

89,841
1) Restated due to implementation of IFRS 16 in

the segments, mainly affecting the line item Operating,

selling, general and administrative
expenses in MMP (reduction of USD
258

million) and Other (increase of USD
341

million) and the line item Depreciation, amortisation and

net
impairments in MMP (increase of USD
268

million) and Other (reduction of USD
404

million).
Equinor has not recognised any significant impairments or reversals of impairments in the second quarter of 2022.
Net impairment reversals amounted to USD
276

million in the second quarter of 2021, of which USD
113

million related to acquisition
cost and signature bonuses classified as exploration expenses. In the second quarter of 2021, net impairment reversals of USD
396
million and USD
93

million were recognised in the E&P Norway segment and E&P International segment respectively. In the MMP segment, the impairments amounted to USD
185

million in the second quarter of 2021.
Net impairment reversals in the first half of 2022 amounted to USD
245

million (net impairment of USD
152

million in the first half of
2021), of which USD
832

million related to impairment of equity accounted investments in the first quarter of 2022.
The recoverable amounts in the impairment assessments are normally based on value in use. Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecast on cost,
production profiles and commodity prices.

Equinor second quarter 2022

Non-current assets by country
At 30 June At 31 December
(in USD million) 2022 2021
Norway
32,886
40,564
USA
12,077
12,323
Brazil
8,929
8,751
UK
1,868
2,096
Azerbaijan
1,609
1,654
Canada
1,294
1,403
Angola
932
948
Algeria
656
708
Argentina
550
474
Denmark
486
536
Other
467
1,757
Total non-current assets 1)
61,754
71,213
1) Excluding deferred tax assets, pension assets and non-current financial assets.
The decrease in non-current assets in Norway from 31 December 2021 to 30 June 2022 is mainly due to currency effect of USD
4.2
billion and increased interest rates which have effect on the asset retirement obligation of USD
2.7

billion.
Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers to the country of the legal entity executing the sale for the
second quarter of 2022, Norway constitutes
84
% and USA constitutes
14
% of such revenues (
85
% and
12
% respectively for the first
half of 2022). For the second quarter of 2021, Norway and USA constituted
76
% and
16
% of such revenues, respectively (
78
% and
16
% for the first half of 2021).
Revenues from contracts with customers and other revenues
Quarters First half
Q2 2022 Q1 2022 Q2 2021 (in USD million) 2022 2021
16,397
15,034
9,060
Crude oil
31,431
17,774
12,923
15,538
3,443
Natural gas
28,461
6,741
11,457
14,350
2,908

- European gas
25,808
5,569
766
621
319

- North American gas
1,387
741
699
567
215

- Other incl. Liquefied natural gas
1,266
431
2,531
2,904
2,682
Refined products
5,435
5,055
2,529
2,576
1,672
Natural gas liquids
5,106
3,582
310
282
205
Transportation
592
461
651
1,117
341
Other sales
1,768
454
35,342
37,451
17,402
Revenues from contracts with customers
72,793
34,067
1,045
(1,401)
(23)
Total other revenues
1)
(356)
(558)
36,387
36,050
17,380
Revenues
72,437
33,508
1) Principally relates to commodity derivatives.

Equinor second quarter 2022

3 Acquisitions and disposals

Acquisition
Acquisition of Statfjord
On 31 May 2022, Equinor closed a transaction to acquire all of Spirit Energy’s interests in production licenses in the Statfjord area
which covers the Norwegian and UK Continental Shelves and consists of three integrated production platforms and satellite subsea
installations. All licenses are operated by Equinor. Spirit Energy’s ownership shares in the licenses covered by the transaction range from
11.56
% to
48.78
%. The cash consideration received was USD
193

million, whereof USD
25

million related to Spirit’s lifting of
volumes on Equinor’s behalf in June 2022. The assets and liabilities acquired have been reflected in accordance with the principles in
IFRS 3 Business Combination. The transaction is reflected in the E&P Norway and E&P

International segments with a cash
consideration of USD
96

million and USD
72

million respectively.
In the segment E&P Norway, the acquisition resulted in an increase of USD
98

million in Property, Plant and Equipment, an increase
of USD
390

million in Asset Retirement Obligation, a reduction of Deferred Tax Liability of USD
298

million and an increase in taxes
payable of USD
98

million. In the segment E&P International, the acquisition resulted in an increase of USD
98

million in Property,
Plant and Equipment, an increase of USD
241

million in Asset Retirement Obligation and an increase of Deferred Tax Asset of USD
86 million. Both the consideration and the purchase price allocation are preliminary.
Acquisition of Triton Power
On 28 June 2022, Equinor and SSE Thermal entered into an agreement to acquire the power company Triton Power from Energy
Capital Partners (ECP) for a combined consideration of USD
413

million (GBP
341

million) before adjustments that mainly relates to
net debt and working capital. The key plant included in the purchase of Triton Power is the Saltend Power Station with an installed
capacity of
1.2

GW. Equinor and SSE Thermal will own
50
% each of Triton Power. Closing of the transaction is expected during 2022, subject to approvals by the UK National Security Filing and EU Merger Control.
Disposals
10% of Dogger Bank C
On 10 February 2022, Equinor closed the transaction with Eni to sell a
10
% equity interest in the Dogger Bank C project in the UK for a total consideration of USD
91

million (GBP
68

million), resulting in a gain of USD
87

million (GBP
65

million). After closing, Equinor’s
ownership share is
40
%. Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented
in the line item Other income in the Consolidated statement of income in the REN segment.
Exit Russia
Following Russia’s invasion of Ukraine, Equinor announced that it had decided to stop new investments in

Russia and start the
process of exiting Equinor’s joint arrangements. Based on this decision, Equinor evaluated its assets in Russia and recognised net
impairments of USD
1.083

billion in the first quarter, of which USD
251

million was related to property, plant and equipment and
intangible assets and USD
832

million was related to investments accounted for using the equity method. The impairments were net of contingent consideration from the time of acquiring the assets. The impairments were recognised in the line items Depreciation,
amortisation and net impairment losses and Exploration expenses in the Consolidated statement of income based on the nature of the
impaired assets and reflected in the E&P International segment. During the second quarter, Equinor has transferred its participating interests in four Russian entities to Rosneft and is released from all future commitments and obligations with no material impact on the
financial statements. The ownership interests in Kharyaga have been transferred to the operator.
Equinor has stopped trading in Russian oil. This means that Equinor will not enter into any new trades or engage in new transport of
oil and oil products from Russia. Equinor has assessed the accounting impact of certain commitments arising from such contracts
entered into prior to the invasion and deem the impact to be immaterial.
Held for sale
Equinor Energy Ireland Limited
In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor’s non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of
100
% of the shares in Equinor Energy Ireland
Limited (EEIL). EEIL owns
36.5
% of the Corrib field alongside the operator Vermilion (
20
%) and Nephin Energy (
43.5
%). Equinor and
Vermilion have agreed a consideration of USD
434

million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. The effective date for the transaction is 1 January 2022. Closing is expected in the second half of
2022.
Ekofisk and Martin Linge on the Norwegian Continental Shelf
On 10 May 2022, Equinor entered into an agreement with Sval Energi to divest Equinor’s ownership share in the Greater Ekofisk
Area, a
19
% ownership share in Martin Linge and an
18,5
% share in Norpipe Oil AS for a cash consideration of USD
1

billion before
interim period settlement, and a contingent consideration linked to realised oil and gas prices for 2022 and

2023. Equinor will retain a
51
% ownership share in Martin Linge and continue as operator of the field. Closing of the transaction is expected in the second half of
2022, subject to customary government and license approvals.

Equinor second quarter 2022

4 Financial items

Quarters First half
Q2 2022 Q1 2022 Q2 2021 (in USD million) 2022 2021
2,821
(284)
(43)
Net foreign currency exchange gains/(losses)
2,537
27
280
114
28
Interest income and other financial items
394
72
(224)
(134)
27
Gains/(losses) on financial investments
(357)
(123)
(526)
(599)
(101)
Gains/(losses) other derivative financial instruments

(1,126)
(462)
(327)
(266)
(304)
Interest and other finance expenses
(593)
(616)
2,023
(1,169)
(393)
Net financial items
854
(1,101)
Equinor has a US Commercial paper programme available with a limit of USD
5

billion. USD
799

million has been utilised as of 30
June 2022, compared to USD
2,600

million utilised as of 31 December 2021.
Equinor reports significant unrealised foreign currency gains in the second quarter 2022, mainly related to a significant strengthening
of USD versus NOK.
5 Income taxes
Quarters First half
Q2 2022 Q1 2022 Q2 2021 (in USD million) 2022 2021
19,756
17,223
4,905
Income/(loss) before tax
36,979
9,417
(12,995)
(12,509)
(2,962)
Income tax
(25,503)
(5,620)
65.8
%
72.6
%
60.4
% Effective tax rate
69
%
59.7
%
The effective tax rate for the second quarter of 2022 was primarily influenced by low share of income before tax from the Norwegian
continental shelf and positive income in countries with lower tax rates and with unrecognised deferred tax assets. The effective rate
for the first half of 2022 was primarily influenced by high share of income before tax from the Norwegian continental shelf and losses
including impairments recognised in countries with lower effective tax rates, partially offset by positive income in countries with lower tax rates and with unrecognised deferred tax assets. The effective tax rate for the second quarter of 2022 and for the first half of 2022
was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.
Retrospective application of the Norwegian Petroleum Tax Act amendments adopted on 17 June 2022, effective from 1 January 2022, had an immaterial cumulative impact on the interim financial statement in the second quarter 2022.
The effective tax rate for the second quarter of 2021 and for the first half of 2021 was primarily influenced by positive operating
income in countries with unrecognised deferred tax assets. The effective tax rate for the second quarter of 2021 was also influenced
by currency effects in entities that are taxable in other currencies than the functional currency.
6 Provisions, commitments, contingent items and related parties
Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by USD
4.432

billion to USD
12.985

billion at 30 June 2022
compared to year-end 2021, mainly due to increased discount rates and strengthening of USD versus other currencies. Main impact
on currency is in NOK within E&P Norway. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.
Deviation notices and disputes with Norwegian tax authorities
In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the
subsidiary Equinor Service Center Belgium N.V., concluding that the capital structure had to be based on the arm length’s principle,

Equinor second quarter 2022

affecting the fiscal years 2012 to 2016. Equinor received a claim of USD
182

million that was paid in 2021. During the second quarter
of 2022, the tax authorities reversed its position and accepted Equinor’s initial position. As such, the tax payment will be reimbursed to
Equinor. As no amounts were previously expensed in the financial statements, the decision does not affect the Consolidated statement of income.
Equinor has an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime.
During the second quarter of 2022, the Oil Taxation Office informed

Equinor that it had decided to accept Equinor’s position regarding certain disputed items, resulting in a reduction in Equinor’s maximum exposure to approximately USD
149

million. Equinor has
provided for its best estimate in the matter.
During the normal course of its business, Equinor is involved in legal and other proceedings,

and several unresolved claims are
currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor
has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the
company’s best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially
affected by the resolution of these legal proceedings.
Related parties
The line item Prepayments and Financial Receivables includes USD
1.206

billion which represent a gross receivable from the
Norwegian state under the Marketing Instruction in relation to the state’s (SDFI) expected participation in the gas sales activities of a
foreign subsidiary of Equinor. At year-end 2021, the corresponding amount was USD
435

million. The increase is mainly related to
increased volumes as well as higher cost price on the gas storage.
7 Capital distribution
In February 2022 Equinor launched a share buy-back programme for 2022 of up to USD
5,000

million, where the first tranche of
around USD
1,000

million was finalised in March 2022. USD
330

million of the first tranche was acquired in the open market and recognised as a reduction in equity as treasury shares in the first quarter 2022. The treatment of the proportionate share of
67
% from
the Norwegian State is described below.
In May 2022, Equinor launched the second tranche of the 2022 share buy-back programme of

USD
1,333

million. For the second
tranche Equinor entered into an irrevocable agreement with a third party for up to USD
440

million of shares to be purchased in the
open market, while up to USD
893

million of shares from the Norwegian State will, in accordance with an agreement with the

Ministry
of Trade, Industry and Fisheries,

be redeemed at the annual general meeting in May 2023 in order for the Norwegian State to
maintain its ownership percentage in Equinor. As of 30 June 2022, USD
338
million has been acquired in the open market, of which
USD
304

million has been settled.
The second tranche of USD
440

million (both acquired and remaining order) has been recognised as a reduction in equity as treasury shares due to the irrevocable agreement with the third party. The remaining order of the second tranche is accrued for and classified as Trade, other payables and provisions, and this tranche was completed 13 July 2022.
In line with the objective for the share buy-back programme which was executed by Equinor ASA in the period 28 July 2021 to 25
March 2022, a proportionate share of
67
% from the Norwegian State was redeemed in accordance with an agreement with the
Ministry of Petroleum and Energy for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was
approved by the annual general meeting held on 11 May 2022. The State’s share including interest and dividends was recognised as a short-term liability and as a reduction in equity as treasury shares in the second quarter 2022, subsequent to the decision at the
annual general meeting held on 11 May 2022. The shares were cancelled 29 June 2022 and the liability of USD
1,399

million (NOK
13,496

million) to the Norwegian State was settled 20 July 2022.
On 26 July 2022, the board of directors decided a cash dividend for the second quarter of 2022 of USD
0.20

per share and an
increase in the extraordinary cash dividend from USD
0.20

per share to USD
0.50

per share for the second and third quarter of 2022.
The Equinor shares will be traded ex-dividend 11 November 2022 on the Oslo Børs and for ADR holders on the New York Stock
Exchange. Record date will be 14 November 2022 and payment date will be 29 November 2022.
On 26 July 2022, the board of directors decided to initiate the third tranche of the share buy-back programme for 2022 of around USD
1,833

million, including shares to be redeemed from the Norwegian State (subject to annual general meeting approval in May 2023),
and increase the share buy-back programme for 2022 from previously communicated up to USD
5,000

million to up to USD
6,000
million. The third tranche will commence on 28 July and will end no later than 26 October

2022
.

Equinor second quarter 2022

Responsibility statement
Board and management confirmation
Today,

the board of directors, the chief executive officer and the chief financial officer have reviewed and approved the Equinor ASA
Condensed interim financial statements as of 30 June 2022.
To the best of our knowledge, we confirm that:
●

the Equinor ASA Condensed interim financial statements for the first half of 2022 have been prepared in accordance with IFRSs
as adopted by the European Union (EU), IFRSs as issued by the International Accounting

Standards Board (IASB) and additional
Norwegian disclosure requirements in the Norwegian Accounting Act, and that

●

the information presented in the Condensed interim financial statements gives a true and fair view of the company's and the
group's assets, liabilities, financial position and results for the period viewed in their entirety, and that

●

the information presented in the Condensed interim financial statements gives a true and fair view of the development,
performance, financial position, principle risks and uncertainties of the group, and that
●

the information presented in the Condensed interim financial statements gives a true and fair view of major related-party
transactions
Oslo, 26

July 2022
THE BOARD

OF DIRECTORS

OF EQUINOR

ASA
/s/ JON ERIK REINHARDSEN
CHAIR
/s/ ANNE DRINKWATER
DEPUTY CHAIR
/s/ BJØRN

TORE GODAL
/s/ REBEKKA GLASSER
HERLOFSEN
/s/ MICHAEL

LEWIS
/s/ JONATHAN

LEWIS
/s/ FINN BJØRN

RUYTER

/s/ TOVE

ANDERSEN
/s/ STIG LÆGREID /s/ PER MARTIN LABRÅTEN
/s/ HILDE

MØLLERSTAD
/s/ ULRICA

FEARN
CHIEF FINANCIAL

OFFICER
/s/ ANDERS

OPEDAL

PRESIDENT

AND CEO

Equinor second quarter 2022

SUPPLEMENTARY

DISCLOSURES

Exchange rates
Quarters Change First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 Exchange rates 2022 2021 Change
0.1059 0.1130 0.1195 (11%) NOK/USD average daily exchange rate 0.1095 0.1184 (8%)
0.1004 0.1143 0.1168 (14%) NOK/USD period-end exchange rate 0.1004 0.1168 (14%)
9.4411 8.8483 8.3697 13% USD/NOK average daily exchange rate 9.1327 8.4445 8%
9.9629 8.7479 8.5592 16% USD/NOK period-end exchange rate 9.9629 8.5592 16%
1.0636 1.1216 1.2058 (12%) EUR/USD average daily exchange rate 1.0928 1.2053 (9%)
1.0387 1.1101 1.1884 (13%) EUR/USD period-end exchange rate 1.0387 1.1884 (13%)
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items
that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).
Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as
defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.
The following financial measures may be considered non-GAAP financial measures:
●
Adjusted earnings

are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor’s underlying operational
performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to
Equinor’s IFRS measures, which provides an indication of Equinor’s underlying operational performance in the period and
facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues
and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted
depreciation expenses and adjusted exploration expenses.
●
Adjusted earnings after tax

– equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items
and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included
in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax
rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted
earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its
operational performance excluding the impact of financing, to be a supplemental measure to Equinor’s net income. Certain net
USD denominated financial positions are held by group companies that have a USD functional currency that is different from the
currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring
net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from
translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore,

the effective tax
rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted
earnings after tax should not be considered indicative of the amount of current or total tax expense

(or taxes payable) for the
period.
Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating
income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations
associated with the use of adjusted earnings and adjusted earnings after tax compared with the

IFRS measures as such non-GAAP
measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on
an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments
in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax
impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain
items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.
●
Capital employed adjusted –
this measure is defined as Equinor's total equity (including non-controlling interests) and net
interest-bearing debt adjusted.

Equinor second quarter 2022

●
Net interest-bearing debt adjusted

– this measure is defined as Equinor's interest bearing financial liabilities less cash and cash
equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance
company and balances related to the SDFI.
●
Net debt to capital employed , Net debt to capital employed adjusted, including lease liabilities and

Net debt to capital
employed ratio adjusted
– Following implementation of IFRS 16 Equinor presents a “net debt to capital employed adjusted”
excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of
capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for
marketing instruction agreement.
●
Organic capital expenditures – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD

2.4 billion in the second quarter
of 2022 (second quarter of 2021: USD 2.2 billion). Organic capital expenditures are capital expenditures excluding acquisitions,
recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In the second quarter of
2022, a total of USD 0.4 billion (second quarter of 2021: USD 0.2 billion) is excluded in the organic capital expenditures. Forward-
looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure
without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures
cannot be predicted with reasonable certainty.
●
Gross capital expenditures

– Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments
in the financial statements, including Equinor’s proportionate share of capital expenditures in equity accounted investments not
included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not
reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from
such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
●
Free cash flow for the second quarter of 2022 and 2021

includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (2022: USD

18.1 billion | 2021: USD
6.5 billion), taxes paid (2022: negative USD 8.0 billion | 2021: negative USD 0.3 billion), cash

used/received in business
combinations (2022: USD 0.2 billion | 2021: negative USD 0.1 billion), capital expenditures and investments (2022:

negative USD
1.7 billion | 2021: negative USD 1.7 billion), increase/decrease in other items interest-bearing (2022: USD

0.0 billion | 2021:
negative USD 0.1 billion), proceeds from sale of assets and businesses (2022: USD 0.1 billion | 2021: USD 0.7

billion), dividend
paid (2022: negative USD 1.3 billion | 2021: negative USD 0.4 billion) and share buy-back (2022: negative USD

0.3 billion | 2021:
USD 0.0 billion), resulting in a free cash flow of USD 7.0 billion in the second quarter of 2022 (2021: 4.5 billion).
●
Free cash flow for the first half of 2022 and 2021

includes the following line items in the Consolidated statement of cash flows:
Cash flows provided by operating activities before taxes paid and working capital items (2022: USD

38.1 billion | 2021: USD 13.2
billion), taxes paid (2022: negative USD 12.4 billion | 2021: negative USD 0.4 billion), cash

used/received in business
combinations (2022: USD 0.2 billion | 2021: negative USD 0.1 billion), capital expenditures and investments (2022:

negative USD
3.9 billion | 2021: negative USD 3.9 billion), increase/decrease in other items interest-bearing (2022: USD

0.0 billion | 2021:
negative USD 0.1 billion), proceeds from sale of assets and businesses (2022: USD 0.2 billion | 2021: USD

1.8 billion), dividend
paid (2022: negative USD 1.9 billion | 2021: negative USD 0.7 billion) and share buy-back (2022: negative USD

0.7 billion | 2021:
USD 0.0 billion), resulting in a free cash flow of USD 19.7 billion in the first half of 2022 (2021: USD 9.7 billion).
Adjusted earnings adjust for the following items:
●
Changes in fair value of derivatives:

Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include
contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are
excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives
related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial
derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the
value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only
realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying
performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.
●
Periodisation of inventory hedging effect: Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value.
There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An
adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is
matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of
the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
●
Over/underlift
: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the
product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our
lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is
therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect
operational performance and comparability with peers.

Equinor second quarter 2022

●
The operational storage
is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of
impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
●
Gain or loss from sales of assets
is eliminated from the measure since the gain or loss does not give an indication of future
performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is
acquired until it is sold.
●
Eliminations (Internal unrealised profit on inventories) : Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-
transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is
eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from
one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production
cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity
volumes is excluded in adjusted earnings.
●
Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may
also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are
carefully assessed and can include transactions such as provisions related to reorganisation,

early retirement, etc.
●
Change in accounting policy

are adjusted when the impacts on income in the period are unusual or infrequent,

and not
reflective of Equinor’s underlying operational performance in the reporting period.
For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial
measures in Equinor's 2021 Annual Report and Form 20-F.

Equinor second quarter 2022

Reconciliation of adjusted earnings
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss) in the
second quarter of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 36,459 16,712 1,838 1,629 36,012 15
(19,748
)
Adjusting items (144) (221) 118 - (41) 0 -
Changes in fair value of derivatives (34) - 40 - (74) - -
Periodisation of inventory hedging effect 42 - - - 42 - -
Over-/underlift (144) (221) 78 - - - -
Gain/loss on sale of assets (9) - - - (9) - -
Adjusted total revenues and other income 36,315 16,491 1,956 1,629 35,971 16
(19,748
)
Purchases [net of inventory variation] (13,851) 0 (36) (0) (33,379) - 19,564
Adjusting items (34) - - - (50) - 16
Operational storage effects (50) - - - (50) - -
Eliminations 16 - - - - - 16
Adjusted purchases [net of inventory variation] (13,885) 0 (36) (0) (33,429) - 19,580
Operating and administrative expenses

(2,404) (984) (370) (244) (956) (56) 206
Adjusting items 15 70 (3) 4 (56) - -
Over-/underlift 60 70 (10) - - - -
Other adjustments 6 - 6 - - - -
Gain/loss on sale of assets 4 - 0 4 - - -
Provisions (56) - - - (56) - -
Adjusted operating and administrative expenses

(2,390) (914) (373) (240) (1,012) (56) 206
Depreciation, amortisation and net impairments (2,140) (1,202) (315) (362) (221) (1) (39)
Adjusting items (9) (0) (9) - - - -
Impairment (9) - (9) - - - -
Adjusted depreciation, amortisation and net
impairments
(2,149) (1,203) (324) (362) (221) (1) (39)
Exploration expenses (331) (45) (135) (151) - - -
Adjusting items 30 0 24 5 - - -
Impairment 30 0 24 5 - - -
Adjusted exploration expenses (301) (44) (111) (146) - - -
Net operating income/(loss) 17,733 14,482 982 872 1,456 (42) (17)
Sum of adjusting items (143) (152) 130 10 (146) 0 16
Adjusted earnings/(loss) 17,590 14,330 1,111 881 1,310 (42) (1)
Tax on adjusted earnings (12,590) (11,121) (405) (21) (1,050) 7 (1)
Adjusted earnings/(loss) after tax 5,000 3,210 707 861 259 (34) (1)

Equinor second quarter 2022

Items impacting net operating income/(loss) in the
second quarter of 2021
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 1) 17,462 6,245 1,479 968 16,986 2 (8,218)
Adjusting items (289) (22) (161) - (107) 0 -
Changes in fair value of derivatives (60) (19) - - (41) - -
Periodisation of inventory hedging effect (67) - - - (67) - -
Operating and administrative expenses 0 - - - - 0 -
Over-/underlift (106) (2) (103) - - - -
Provisions (57) - (57) - - - -
Adjusted total revenues and other income 1) 17,173 6,224 1,318 968 16,879 2 (8,218)
Purchases [net of inventory variation] (7,399) - 14 (0) (15,448) - 8,035
Adjusting items (133) - - - (87) - (46)
Operational storage effects (87) - - - (87) - -
Eliminations (46) - - - - - (46)
Adjusted purchases [net of inventory variation] (7,531) - 14 (0) (15,535) - 7,989
Operating and administrative expenses 1) (2,329) (811) (425) (286) (969) (32) 195
Adjusting items 42 (35) 62 15 1 - -
Over-/underlift 26 (35) 62 - - - -
Other adjustments (25) - - - (25) - -
Gain/loss on sale of assets 15 - - 15 - - -
Provisions 26 - - - 26 - -
Adjusted operating and administrative expenses 1) (2,287) (846) (364) (272) (968) (32) 195
Depreciation, amortisation and net impairments
1)
(2,111) (959) (244) (438) (424) (1) (44)
Adjusting items (389) (403) (188) - 202 - -
Impairment 211 - 9 - 202 - -
Reversal of impairment (600) (403) (197) - - - -
Adjusted depreciation, amortisation and net
impairments 1)
(2,500) (1,362) (433) (438) (222) (1) (44)
Exploration expenses (326) (55) (231) (39) - - 0
Adjusting items 113 7 95 11 - - -
Impairment 113 7 95 11 - - -
Adjusted exploration expenses (212) (48) (136) (28) - - 0
Net operating income/(loss)
1)
5,298 4,420 593 204 144 (31) (32)
Sum of adjusting items (656) (453) (193) 26 10 0 (46)
Adjusted earnings/(loss) 1) 4,641 3,967 400 230 154 (31) (78)
Tax on adjusted earnings (3,064) (2,861) (106) 0 (124) 4 22
Adjusted earnings/(loss) after tax 1) 1,578 1,106 294 230 29 (27) (56)
1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments.

Equinor second quarter 2022

Items impacting net operating income/(loss) in the
first quarter of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income
1)
36,393 18,454 1,453 1,269 35,917 119 (20,818)
Adjusting Items 319 209 400 - (202) (87) (1)
Changes in fair value of derivatives 205 (154) 314 - 45 - -
Periodisation of inventory hedging effect (247) - - - (247) - -
Over-/underlift 449 363 86 - - - -
Gain/loss on sale of assets (88) - - - - (87) (1)
Adjusted total revenues and other income 1) 36,712 18,663 1,852 1,269 35,715 32 (20,819)
Purchases [net of inventory variation] (13,510) 0 27 0 (34,289) - 20,752
Adjusting Items (272) - - - (181) - (90)
Operational storage effects (181) - - - (181) - -
Eliminations (90) - - - - - (90)
Adjusted purchases [net of inventory variation] (13,781) 0 27 0 (34,470) - 20,662
Operating and administrative expenses 1) (2,271) (816) (390) (220) (923) (41) 119
Adjusting Items (179) (68) (33) (0) (78) - -
Over-/underlift (101) (68) (33) - - - -
Provisions (78) - - - (78) - -
Adjusted operating and administrative
expenses 1)
(2,450) (884) (423) (221) (1,001) (41) 119
Depreciation, amortisation and net impairments 1) (2,017) (600) (1,378) 212 (212) (1) (39)
Adjusting Items (315) (821) 1,039 (533) - - -
Impairment 1,039 - 1,039 - - - -
Reversal of Impairment (1,354) (821) - (533) - - -
Adjusted depreciation, amortisation and net
impairments
1)
(2,333) (1,421) (339) (320) (212) (1) (39)
Exploration expenses (203) (106) (81) (16) - - -
Adjusting Items 46 4 41 1 - - -
Impairment 46 4 41 1 - - -
Adjusted exploration expenses (157) (101) (40) (15) - - -
Net operating income/(loss) 1) 18,392 16,933 (369) 1,245 492 77 15
Sum of adjusting items (401) (676) 1,447 (532) (461) (87) (91)
Adjusted earnings/(loss)
1)
17,991 16,256 1,078 713 31 (10) (76)
Tax on adjusted earnings (12,812) (12,602) (234) (13) 7 3 28
Adjusted earnings/(loss) after tax 1) 5,179 3,655 844 700 38 (7) (49)
1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments.

Equinor second quarter 2022

Items impacting net operating income/(loss) in the
first half of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 72,852 35,166 3,290 2,898 71,929 134 (40,565)
Adjusting items 174 (13) 517 - (243) (87) (1)
Changes in fair value of derivatives 170 (154) 354 - (29) - -
Periodisation of inventory hedging effect (205) - - - (205) - -
Over-/underlift 305 142 164 - - - -
Gain/loss on sale of assets (97) - - - (9) (87) (1)
Adjusted total revenues and other income 73,027 35,154 3,808 2,898 71,686 47 (40,566)
Purchases [net of inventory variation] (27,361) 0 (9) (0) (67,668) - 40,316
Adjusting items (306) - - - (231) - (75)
Operational storage effects (231) - - - (231) - -
Eliminations (75) - - - - - (75)
Adjusted purchases [net of inventory variation] (27,666) 0 (9) (0) (67,899) - 40,242
Operating and administrative expenses

(4,675) (1,799) (760) (465) (1,880) (97) 326
Adjusting items (165) 2 (36) 4 (134) - -
Over-/underlift (41) 2 (43) - - - -
Other adjustments 6 - 6 - - - -
Gain/loss on sale of assets 4 - 0 4 - - -
Provisions (134) - - - (134) - -
Adjusted operating and administrative expenses

(4,840) (1,798) (796) (461) (2,013) (97) 326
Depreciation, amortisation and net impairments (4,158) (1,802) (1,693) (150) (433) (2) (78)
Adjusting items (324) (821) 1,030 (533) - - -
Impairment 1,030 - 1,030 - - - -
Reversal of impairment (1,354) (821) - (533) - - -
Adjusted depreciation, amortisation and net
impairments
(4,482) (2,624) (663) (682) (433) (2) (78)
Exploration expenses (534) (150) (216) (168) - - -
Adjusting items 76 4 65 6 - - -
Impairment 76 4 65 6 - - -
Adjusted exploration expenses (458) (146) (151) (161) - - -
Net operating income/(loss) 36,125 31,414 613 2,117 1,948 35 (2)
Sum of adjusting items (544) (828) 1,576 (523) (607) (87) (75)
Adjusted earnings/(loss) 35,581 30,586 2,189 1,594 1,341 (52) (78)
Tax on adjusted earnings (25,401) (23,722) (639) (34) (1,043) 10 27
Adjusted earnings/(loss) after tax 10,180 6,864 1,550 1,560 297 (42) (50)

Equinor second quarter 2022

Items impacting net operating income/(loss) in the
first half of 2021
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 1) 35,052 12,060 2,531 1,961 32,780 1,383 (15,663)
Adjusting Items (1,934) (165) (12) - (378) (1,379) -
Changes in fair value of derivatives (44) (19) - - (24) - -
Periodisation of inventory hedging effect (354) - - - (354) - -
Impairment from associated companies 3 - - - - 3 -
Over-/underlift (100) (145) 45 - - - -
Gain/loss on sale of assets (1,382) - - - - (1,382) -
Provisions (57) - (57) - - - -
Adjusted total revenues and other income
1)
33,118 11,896 2,519 1,961 32,402 3 (15,663)
Purchases [net of inventory variation] (14,565) 0 (15) (0) (29,625) - 15,075
Adjusting Items (37) - - - (191) - 154
Operational storage effects (191) - - - (191) - -
Eliminations 154 - - - - - 154
Adjusted purchases [net of inventory variation] (14,602) 0 (15) (0) (29,816) - 15,229
Operating and administrative expenses
1)
(4,489) (1,589) (662) (621) (1,908) (72) 362
Adjusting Items 28 45 (21) 15 (10) - -
Over-/underlift 21 42 (21) - - - -
Change in accounting policy (23) 2 - - (25) - -
Gain/loss on sale of assets 15 - - 15 - - -
Provisions 15 - - - 15 - -
Adjusted operating and administrative expenses
1)
(4,461) (1,544) (683) (606) (1,918) (72) 362
Selling, general and administrative expenses (413) (2) (42) (104) (195) (44) (26)
Adjusted selling, general and administrative
expenses (413) (2) (42)
(104) (195) (44) (26)
Depreciation, amortisation and net impairments 1) (4,908) (2,579) (661) (874) (704) (1) (88)
Adjusting Items 22 (127) (138) 28 259 - -
Impairment 622 276 59 28 259 - -
Reversal of impairment (600) (403) (197) - - - -
Adjusted depreciation, amortisation and net
impairments 1)
(4,886) (2,706) (799) (846) (445) (1) (88)
Exploration expenses (572) (125) (338) (109) - - 0
Adjusting Items 130 7 99 24 - - -
Impairment 130 7 99 24 - - -
Adjusted exploration expenses (443) (118) (239) (86) - - 0
Net operating income/(loss) 1) 10,518 7,767 855 356 544 1,310 (314)
Sum of adjusting items (1,792) (240) (72) 66 (321) (1,379) 154
Adjusted earnings/(loss)
1)
8,726 7,527 783 422 224 (70) (160)
Tax on adjusted earnings (5,859) (5,447) (312) 0 (153) 9 44
Adjusted earnings/(loss) after tax 1) 2,867 2,081 472 422 71 (61) (117)
1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments

Equinor second quarter 2022

Adjusted earnings after tax by reporting segment
Quarters
Q2 2022 Q1 2022 Q2 2021
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 1) 14,330 (11,121) 3,210 16,256 (12,602) 3,655 3,967 (2,861) 1,106
E&P International 1) 1,111 (405) 707 1,078 (234) 844 400 (106) 294
E&P USA 881 (21) 861 713 (13) 700 230 0 230
MMP 1) 1,310 (1,050) 259 31 7 38 154 (124) 29
REN (42) 7 (34) (10) 3 (7) (31) 4 (27)
Other 1) (1) (1) (1) (76) 28 (49) (78) 22 (56)
Equinor group 17,590 (12,590) 5,000 17,991 (12,812) 5,179 4,641 (3,064) 1,578
Effective tax rates on adjusted
earnings 71.6% 71.2% 66.0%
1) Q1 2022 and Q2 2021 are restated due

to implementation of IFRS 16 in the segments.
First half
2022 2021
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 1) 30,586 (23,722) 6,864 7,527 (5,447) 2,081
E&P International 1) 2,189 (639) 1,550 783 (312) 472
E&P USA 1,594 (34) 1,560 422 0 422
MMP 1) 1,341 (1,043) 297 224 (153) 71
REN (52) 10 (42) (70) 9 (61)
Other 1) (78) 27 (50) (160) 44 (117)
Equinor group 35,581 (25,401) 10,180 8,726 (5,859) 2,867
Effective tax rates on adjusted earnings 71.4% 67.1%
1) First half 2021 is restated due to implementation

of IFRS 16 in the segments.

Equinor second quarter 2022

Reconciliation of adjusted earnings after tax to net income

Quarters
Reconciliation of adjusted earnings after tax to net income

First half
Q2 2022 Q1 2022 Q2 2021
(in USD million)
2022 2021
17,733 18,392 5,298 Net operating income/(loss) A 36,125 10,518
13,075 12,572 3,025 Income tax less tax on net financial items B 25,647 5,888
4,658 5,820 2,272 Net operating income after tax C = A-B 10,478 4,630
(143) (401) (656) Items impacting net operating income/(loss)
1)
D

(544)
2)
(1,792)
(485) 239 38 Tax on items impacting net operating income/(loss) E

(246)
2)
(29)
5,000 5,179 1,578 Adjusted earnings after tax* F = C+D-E

10,180
2)
2,867
2,023 (1,169) (393) Net financial items G 854 (1,101)
81 64 64 Tax on net financial items H 144 268
6,762 4,714 1,943 Net income/(loss) I = C+G+H 11,476 3,797
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted earnings in the Supplementary disclosures.
Quarters Change Adjusted exploration expenses First half
Q2 2022 Q1 2022 Q2 2021 Q2 on Q2 (in USD million) 2022 2021 Change
121 127 186 (35%) E&P Norway exploration expenditures 248 300 (17%)
115 43 127 (10%) E&P International exploration expenditures 159 260 (39%)
26 51 29 (10%) E&P USA exploration expenditures 77 46 66%
262 221 342 (23%) Group exploration expenditures 484 606 (20%)
58 26 (88) N/A Expensed, previously capitalised exploration expenditures 85 (41) N/A
(19) (91) (42) (54%)
Capitalised share of current period's exploration

activity
(110) (123) (10%)
30 46 113 (74%) Impairment (reversal of impairment) 76 130 (41%)
331 203 326 2% Exploration expenses according to IFRS 534 572 (7%)
(30) (46) (113) (74%) Items impacting net operating income/(loss) 1) (76) (130) (41%)
301 157 212 42% Adjusted exploration expenses 458 443 3%
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted earnings in the Supplementary disclosures.

Equinor second quarter 2022

Calculation of capital employed and net debt to capital employed ratio
The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio
adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial
measure or measures calculated in accordance with IFRS.
Calculation of capital employed and net debt to capital

employed ratio
At 30 June At 31 December
(in USD million) 2022 2021
Shareholders' equity 41,206 39,010
Non-controlling interests 21 14
Total equity

A 41,226 39,024
Current finance debt and lease liabilities 6,913 6,386
Non-current finance debt and lease liabilities 26,380 29,854
Gross interest-bearing debt B 33,293 36,239
Cash and cash equivalents 20,582 14,126
Current financial investments 25,105 21,246
Cash and cash equivalents and financial investment

C 45,687 35,372
Net interest-bearing debt [9] B1 = B-C (12,393) 867
Other interest-bearing elements

1)
4,361 2,369
Net interest-bearing debt adjusted normalised for

tax payment, including lease liabilities*
B2 (8,033) 3,236
Lease liabilities 3,457 3,562
Net interest-bearing debt adjusted* B3 (11,490) (326)
Calculation of capital employed*
Capital employed A+B1 28,833 39,891
Capital employed adjusted, including lease liabilities A+B2 33,194 42,259
Capital employed adjusted A+B3 29,737 38,697
Calculated net debt to capital employed*
Net debt to capital employed (B1)/(A+B1) (43.0%) 2.2%
Net debt to capital employed adjusted, including

lease liabilities
(B2)/(A+B2) (24.2%) 7.7%
Net debt to capital employed adjusted (B3)/(A+B3) (38.6%) (0.8%)
1)

Cash and cash equivalents adjustments regarding

collateral deposits classified as cash and cash equivalents

in the Consolidated
balance sheet but considered as non-cash in the non-GAAP

calculations as well as financial investments in

Equinor Insurance AS
classified as current financial investments.

Equinor second quarter 2022

FORWARD

-LOOKING STATEMENTS
This report contains certain forward-looking statements that involve risks and uncertainties. In some cases,

we use words such as
"ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook",

"plan", "strategy", "will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than
statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims,

ambitions and
expectations, including with respect to the Covid-19 pandemic, its impacts, consequences and risks and Equinor's response to it; the
decision to stop new investments into Russia and trading in Russian oil; estimates regarding tax payments; the commitment to
develop as a broad energy company; the ambition to be a leader in the energy transition and reduce net group-wide greenhouse gas
emissions; future financial performance, including cash flow and liquidity; accounting policies; the ambition to grow cash flow and
returns; expectations regarding returns from Equinor’s oil and gas portfolio; plans to develop fields and increase gas exports; plans for
renewables production capacity and investments in renewables; expectations regarding development of renewables projects, CCUS
and hydrogen businesses; market outlook and future economic projections and assumptions, including commodity price assumptions;
organic capital expenditures through 2025; expectations and estimates regarding production; the ambition to keep unit of production
cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production;

completion and
results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-
back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements.
Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors
that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility and production and the uncertainty regarding demand created by the Covid-19 pandemic;

Russia’s invasion of Ukraine and our
subsequent decision to stop new investments into Russia and exiting our Russian joint ventures; levels and calculations of reserves
and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes
to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of supply chain disruptions; health, safety and environmental risks; the effects of climate change;
regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability
and economic growth in relevant areas of the world; reputational damage; an inability to attract and retain personnel; risks related to
implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and
governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards;
the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the
actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading,
supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report and in Equinor's Annual
Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange

Commission (including
section 2.13 Risk review - Risk factors thereof). Equinor's 2021 Annual Report and Form 20-F is available at Equinor's website
www.equinor.com.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our
future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks
only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.
We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings
with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Equinor second quarter 2022

END NOTES
1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2.
The refining reference margin

is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc
3. Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil.
4. Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return
on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes,
whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the
definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk, and related expenditures are refunded by the State.

6.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The
growth percentage is based on historical production numbers, adjusted for portfolio measures.
7.
The group's average invoiced gas prices include volumes sold by the MMP segment.
8.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
9.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank
or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet
compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.
Signatures
Pursuant to the requirements of the Securities Exchange

Act of 1934, the registrant has duly caused

this report to be signed on its behalf

by
the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 27 July, 2022
By: ___/s/ Ulrica Fearn
Name: Ulrica Fearn
Title:

Chief Financial Officer